Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: (212) 912-7439

November 18, 2005

Susan Block

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	The National Collegiate Funding LLC

Registration Statement on Form S-3

Filed September 9, 2005

File No. 333-128413

Dear Ms. Block:

We have received and reviewed your comment letter to the Registration Statement on Form S-3 of our client The National Collegiate Funding LLC filed on September 9, 2005. This cover letter and the enclosed revised filing responds to the points raised in your letter in addition to providing you with the supplemental information requested by several comments.

We have enclosed both clean and marked copies of both the base prospectus and the prospectus supplement to show changes from the reviewed filing. References below to page numbers are to the clean version.

General

Comment:

1.

Please note that our comments to either the supplement and/or base prospectus should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Also reflect these comments in any other prospectus supplement connected with this registration statement. Please confirm to us in your response that you will comply with this instruction.

Response:

We have complied with this point for both the base prospectus and the supplement and where comments issued for one applied to the other, have made conforming revisions as appropriate.

Comment:

2.

We note that you indicate throughout the base prospectus that you will provide such things as interest rates on the notes, student loan programs, credit enhancement or other features that were not described as contemplated in the base prospectus in the related prospectus supplement. Please see our related comments on this point throughout the letter. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We have complied with this instruction for both the base prospectus and the supplement and have made conforming revisions as appropriate to describe, in the base prospectus, to the extent known at this time, the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown. However, to a large extent, this information will not be available or known at the time of the filing of the base prospectus. We understand that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment, which we will file if necessary. We are also familiar with the requirements of Securities Act Rule 409 and have prepared both the base prospectus and the prospectus supplement in accordance with this rule.

Comment:

3.

In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.

Response:

We have included bracketed language with respect to the information requested above, to the extent practicable and as described below.

Comment:

4.	Please confirm that all finalized agreements will be filed at the time of takedown. Please refer to item 1100(f).

Response:

The sponsor has confirmed that all finalized agreements will be filed at or about the time of takedown in accordance with item 1100(f).

Comment:

5.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as contemplated under the registration statement that is the subject of this review. The following are the names and CIK codes of affiliates of the depositor that have offered securities of the same asset class as contemplated by the registration statement that is the subject of this review:

Name	CIK
The National Collegiate Trust 1996-S1	0001010495
The National Collegiate Trust 1996-S2	0001027548
The National Collegiate Trust 1997-S1	0001035358
The National Collegiate Trust 1997-S2	0001049975
The National Collegiate Student Loan Trust 2004-1	0001290641

The National Collegiate Student Loan Trust 2004-2	0001305287
The National Collegiate Student Loan Trust 2005-1	0001317703
The National Collegiate Student Loan Trust 2005-2	0001327893
The National Collegiate Student Loan Trust 2005-3	0001338373

Registration Statement Cover Page

Comment:

6.	Please register the guaranties. Revise your fee table to list the guaranties.

Response:

Footnote 329 of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) (the “Release”) states that “a guarantee of a security, rather than on the underlying assets, would be a separate ‘security’ ... and must be covered by a Securities Act registration statement ... unless exempt from registration.” Thus, only credit enhancements that directly guarantee the securities being offered need to be registered, not credit enhancements that guarantee the underlying assets.

The TERI guaranties are guaranties of the underlying assets, the student loans. The holders of the asset-backed securities have no direct right to or interest in any payments made pursuant to a claim made by the issuer with respect to a defaulted loan covered by the TERI guaranties. The TERI guaranties are a form of credit enhancement and will be appropriately described as such in the base prospectus and the prospectus supplement.

We believe that because the TERI guaranties are guaranties of the student loans which are the underlying assets and do not act as a direct guarantee of the asset-backed securities, the TERI guaranties do not require registration.

Prospectus Supplement

General

Comment:

7.	Please add bracketed disclosure regarding when the interest rate may be auction-determined or advise.

Response:

We have included bracketed language with respect to the information requested above.

Comment:

8.

Please add a separate section and provide the disclosure requested in Item 1117 of Regulation AB that would be material to investors here or in the base prospectus. If there are no current legal proceedings pending against any transaction party, please state.

Response:

We have added a separate section entitled “Legal Proceedings” to the prospectus supplement.

Comment:

9.

Please add a separate section here or in the base prospectus and disclose the affiliations, certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Response:

We have added a separate section entitled “Affiliations, Certain Relationships and Related Transactions” to the prospectus supplement.

Cover Page

Comment:

10.	Please revise to identify the “sponsor” and the “issuing entity” here and on the cover page of the base prospectus. Refer to Item 1102(a) of Regulation AB.

Response:

We have revised the cover pages of both the prospectus supplement and the base prospectus to identify the “sponsor” and the “issuing entities”.

Comment:

11.

Please revise the statement located in the highlighted box here to accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

Response:

We have revised the statement located in the highlighted box on the cover page of the prospectus supplement to reflect the language contained in Item 1102(d) of Regulation AB. The securities represent the obligations solely of the issuing entities.

Comment:

12.	Please include disclosure regarding the distribution frequency and identify the first distribution date. Refer to Item 1102(g) of Regulation AB.

Response:

This information was previously provided on page S-2 of the prospectus supplement. It has also been included on the cover page.

Summary of Terms, page S-1

General

Comment:

13.

Consider providing a diagram in the summary section to illustrate the relationships among the parties, the structure of the securities offered (including, for example, the flow of funds, or any subordinate features) and any other features in the transaction. Refer to Item 1103(a) of Regulation AB. Please identify the depositor, sponsor, servicer, administrator, trustees, guarantors, etc.

Response:

We have incorporated a diagram illustrating the relationships among the transaction parties on page S-2. Diagrams relating to the flow of funds and any subordination features have been incorporated in the section titled “Description of the Securities”.

Comment:

14.

Where applicable, please revise to identify transaction parties consistent with the definitions in Item 1101 of Regulation AB. For instance, it appears to us that “sellers” should be identified as originators.

Response:

We have made changes, as appropriate, to the base prospectus and the prospectus supplement to identify the transaction parties in accordance with the Regulation AB nomenclature.

Comment:

15.

We note that you provide a chart on page S-77 illustrating the flow of funds if no subordinate note interest trigger is in effect. If material, please consider providing a flow chart illustrating the flow of funds if a subordinate note interest trigger is in effect or advise.

Response:

We have added charts illustrating the flow of funds subsequent to a subordinate note interest trigger on pages S-82 and S-83 of the prospectus supplement.

Additional Trust Student Loans, page S-9

Comment:

16.

We note that you contemplate a prefunding account to purchase additional student loans. Please confirm that any prefunding period comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Response:

The sponsor has confirmed that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB. Such prefunding period will not extend for more than one year from the date of issuance and funding of the prefunding account will not use more than 50% of the proceeds of the offering.

Fees, S-11

Comment:

17.

Please revise to summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

Response:

The requested changes have been made.

Comment:

18.

We note your disclosure at page S-68 that the issuer will pay the administrator the fees on certain intermittent distribution dates. Please provide an explanation of how the dates will be determined with accompanying disclosure. Refer to Item 1113(c) of Regulation AB.

Response:

The administrator’s fees will be paid monthly. We have made the appropriate revisions, as requested, to the prospectus supplement to reflect this payment schedule.

The Sellers, page S-26

Comment:

19.

We note that the sellers will use the same or similar TERI underwriting criteria, however, please also confirm you will provide Item 1110(b) information for originators that are expected to originate 20% or more of the pool assets. Consider adding bracketed disclosure.

Response:

To the extent material, we will provide Item 1110(b) information for originators that are expected to originate 20% or more of the pool assets. Please note that we have included bracketed placeholder language regarding this item in the chart and the text on pages S-29 and S-30. Please note that it is contemplated that all originators will use the same TERI underwriting criteria.

Comment:

20.

We note your disclosure that student loans purchased by the trust with proceeds on deposit in the pre-funding account may be purchased from other sellers. Please advise us why you do not believe they would need to be named in the supplement and how you would plan to update your information to provide Item 1110 information regarding these additional originators.

Response:

The sponsor has confirmed that none of the additional originators, if any, other than those originators named in the prospectus supplement, whether selling student loans purchased with proceeds on deposit in the prefunding account or otherwise, will be selling to the depositor an amount exceeding 10% in dollar volume of the underlying aggregate asset pool, therefore the disclosure under Item 1110 is not required with respect to any such additional originators. This will be confirmed in disclosure contained in the prospectus supplement.

Comment:

21.	Please revise your chart on page S-27 to name the appropriate transaction parties.

Response:

We have revised the chart now on page S-30 to name the depositor and the issuing entity. We have not named the sellers because the particular sellers for a transaction will not be determined until the time of the transaction.

Servicers, page S-27

Comment:

22.

We note that the asset pool may be serviced by more than one servicer. Please confirm that you will provide disclosure pursuant to Item 1108 for each unaffiliated servicer that services 10% or more of the pool assets and any other material servicer responsible for the duties listed in Item 1108(a)(2)(iv) of Regulation AB.

Response:

We will provide disclosure pursuant to Item 1108 for each unaffiliated servicer that services 10% or more of the pool assets and any other material servicer responsible for the duties listed in Item 1108(a)(2)(iv) of Regulation AB. Please note that we do not anticipate any additional servicers (other than PHEAA) servicing 10% or more of the pool assets.

The Student Loan Guarantor, page S-29

Comment:

23.	Please refer to the first paragraph. Disclaimers of liability for material information are not appropriate. Please revise to delete the disclaimer here and any other similar ones in the prospectus.

Response:

The requested change has been made.

Comment:

24.

We note that TERI will guarantee loans based on the events listed that begin on the bottom of page S-29. Please confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the cutoff date. Refer to General Instruction I.B.5.(a)(ii) of Form S-3.

Response:

The sponsor has confirmed that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the cut-off date.

Comment:

25.

We note that you will attach an Annex to the prospectus supplement to include the financial statements of TERI. Please confirm that the financial statements will meet the requirements set forth in Item 1114(b)(2)(ii). Furthermore, please confirm that you will file the appropriate consents as exhibits. Finally, please specifically incorporate any Annex into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response:

The financial statements referred to in Comment number 25 will meet the requirements set forth in Item 1114(b)(2)(ii). The appropriate consents will be filed as exhibits. The Annex is part of the prospectus supplement, and we have added language on page S-33 to make it clear that the Annex is incorporated as part of the prospectus supplement.

Securities Previously Issued by Affiliates of the Sponsor, page S-39

Comment:

26.	Please provide static pool information as required by Item 1105.

Response:

We are furnishing supplementally a template of static pool information that the sponsor will use in compiling and displaying static pool information on a website in accordance with Item 1105 of Regulation AB.

Characteristics of the Trust Student Loans, page S-39

Comment:

27.

We note the disclosure in the base prospectus that the depositor can be made to repurchase the receivables if the trust is materially and adversely affected by a breach of the representations or warranties. The pool may not contain a non-performing loan at the cut-off date; please tell us how you will ensure that it does not.

Response:

We have confirmed with the sponsor that the procedures in place, including the review of servicer reports prior to the acquisition of loans by the trust, ensure that no non-performing loans are contained within the pool at the cut-off date. The trust will not be obligated at any time to purchase a student loan that meets the definition of “non-performing” in Item 1101(g) of Regulation AB. The trust may purchase student loans that are more than 150 days delinquent and subsequently make a guaranty claim for payment by the student loan guarantor, TERI. A guaranty payment is required to be made by TERI between 180 and 210 days after the first missed payment. To perform its guaranty obligation, TERI will pay to the owner of the student loan the purchase price of the loan. If TERI denies a claim for payment on a delinquent student loan otherwise eligible for purchase by the trust prior to the cut-off date, the trust cannot purchase that student loan.

Comment:

28.	Please consider disclosing servicer distribution information for the pool, or advise why this information would not be material. Please refer to Item 1111(b)(6).

Response:

The sponsor does not anticipate any servicer other than PHEAA servicing a material portion of the pool assets.

Distribution of the Trust Student Loans by Borrower State, page S-49

Comment:

29.	Please advise if there is a percentage limit on “other”.

Response:

The sponsor anticipates that the aggregate amount in dollar volume of the loans categorized as “other” on this chart will not exceed 2% of the dollar volume of the aggregate asset pool.

TERI Guaranty Agreements, page S-62

Comment:

30.

We note your disclosure that the trust will repurchase “rehabilitated student loans.” Please explain to us how this [_] feature meets the discreteness requirement for the assets. Refer to Item 1101(c)(1) of Regulation AB.

Response:

The “rehabilitated student loans” referred to in this section are loans that are already in the asset pool. The cash flow from the collateral pool is potentially increased by the purchase of rehabilitated student loans because the issuer receives interest at the loan rate and the loan guarantor remains obligated on its guaranty on the repurchased student loan.

Base Prospectus

The Notes, page 2

Comment:

31.

We note your disclosure that classes of notes may also have a “different interest rate specified in the related prospectus supplement.” Please delete. Similarly delete this as it applies to the certificates and found on page 3.

Response:

The requested changes have been made.

Assets of the Trust, page 3

Comment:

32.	Refer to the fourth paragraph. Please delete the reference to “any other account.” Please revise to describe all contemplated trust accounts in the base prospectus.

Response:

The requested change has been made. The base prospectus has been revised to describe all contemplated trust accounts.

Comment:

33.	Refer to the sixth paragraph. Please delete “similar financial contracts.”

Response:

The requested change has been made.

Credit and Cash Flow or Other Enhancement, page 4

Comment:

34.

Refer to the last bullet point. Please remove here and on page 25 the phrase “other support, cash deposit, derivative or other arrangements described in the related prospectus supplement.” If you are referring to other types of support, deposit or derivative arrangements that are not disclosed in the list, please revise to include them in the base prospectus. Please note that forms of credit enhancement must meet the definition of an asset-backed security.

Response:

The requested changes have been made. If other types of support, deposit or derivative arrangements that are not disclosed in this list are contemplated for a particular takedown, we will post-effectively amend the base prospectus accordingly.

Comment:

35.

Refer to the second to last bullet point. Please revise here and throughout to clarify that “swap agreements” will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section 111.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response:

We have deleted the language that results in the ambiguity with respect to the types of swap agreements to be employed in the takedown transactions contemplated under the shelf registration statement that is the subject of this review. We have included a description of credit default swaps, but make it clear that these relate only to credit default swaps that protect against defaults and losses on student loans or other assets included in the trust fund or to a class of offered securities. These instruments are intended to comply with Items 1114 and 1115 of Regulation AB. All derivatives will be used in a manner that reduces or alters risk resulting from the financial assets in the pool, and that the return on the offered securities will be based primarily on the performance of the financial assets in the pool. These are the essential elements of the principles-based distinction made in the Release, between a permissible derivative and a non-permissible synthetic security. Interest rate and currency swaps are of course specifically mentioned in Regulation AB Item 1115 as permitted types of derivatives. However we believe that the other types of instruments described in our disclosure are permitted under this principles-based distinction. The new language also lists all types of derivatives that may be included in any trust assets.

Formation of the Trust, page 7

Comment:

36.	Pease delete the last paragraph in this section. You should describe all contemplated entities in the base prospectus.

Response:

The requested change has been made.

The Student Loan Programs, page 11

Comment:

37.	Please delete that the loan programs are “subject to change,” and the last bullet point in this section.

Response:

The requested changes have been made.

Floating Rate Securities, page 22

Comment:

38.

Please delete the statement “or some other rate” at the end of the first paragraph. Disclose all of the different indices that you contemplate using for determining interest. Refer to Item 1113(a)(3) of Regulation AB. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33- 8518; 34-50905).

Response:

The requested change has been made.

Credit and Cash Flow or other Enhancement or Derivative Arrangements, page 24

Comment:

39.	Please provide a general description of the types of credit enhancement listed in the bullet points on page 24. We note your disclosure on the reserve account on page 25.

Response:

The requested changes have been made.

Comment:

40.	Add bracketed language to the prospectus supplement to clarify that you will provide the financial information outlined in Item 1114(b) if the aggregate significance percentage is 10% or more.

Response:

As discussed with the Staff, bracketed language has been added to pages S-84 and S-85. The sponsor has confirmed that if a significant credit enhancement provider is obligated to provide credit support of 10% or more of the offered securities, then appropriate and full disclosure will be included in the prospectus supplement in accordance with Item 1114(b) and consistent with the information provided with respect to TERI (the student loan guarantor) as a significant obligor.

Comment:

41.

We note that you may enter into interest rate or currency swaps. Provide for disclosure of the descriptive information required by Item 1115(a) of Regulation AB, including the significant percentage the interest rate [swap] represents. Likewise, provide the financial information as outlined in Item 1115(b) if the significant percentage is 10% or more. Provide the language in brackets in the prospectus supplement, if applicable.

Response:

As discussed with the Staff, bracketed language has been added to pages S-84 and S-85. The sponsor has confirmed that if a provider of any derivative instrument is obligated under any currency or interest rate swap or other derivative instrument as to 10% or more of the offered securities, then appropriate and full disclosure will be included in the prospectus supplement in accordance with Item 1115(b) and consistent with the information provided with respect to TERI (the student loan guarantor) as a significant obligor.

Comment:

42.

We note you may use “interest rate protection agreements,” “repurchase obligations,” and “yield protection agreements.” Please provide us with your legal analysis to explain how these agreements would meet the definition of asset-backed security.

Response:

Item 1115 of Regulation AB references derivative instruments “such as” interest rate and currency swap agreements merely as examples of instruments designed to alter the payment characteristics of the cashflows from the issuing entity and whose primary purpose is not to provide credit enhancement related to the pool assets or the asset-backed securities. As this list is nonexclusive, it is our position that the agreements listed in Comment number 42 would also fall under this category and thus within the definition of “Asset-backed security” found in Item 1101(c). All derivative instruments will be consistent with Regulation AB and market practice and will be used in a manner that reduces or alters risk resulting from the financial assets in the pool. The return on the offered securities will be based primarily on the performance of the financial assets in the pool. These are the essential elements of the principles-based distinction made in the Release, between a permissible derivative and a non-permissible synthetic security.

Available Information, page 65

Comment:

43.	Please note that the SEC address is now 100 F Street, NE, Washington, D.C. 20549.

Response:

We have updated the address.

Reports to Security holders, page 65

Comment:

44.

We note that periodic reports will be delivered to the security holders and filed with the SEC. Please revise to provide the information required by Item 1118(a) and (b). Also, please confirm that you will comply with the reporting and attestation requirements of Items 1122 and 1123. Please confirm that your Item 1122 reports will use the minimum servicing criteria in Item 1122(d). Please also note that compliance statements may be required from each servicer. Please refer to Instruction to Item 1123.

Response:

The requested revisions have been made. The sponsor has confirmed that it will comply with the reporting and attestation requirements of Items 1122 and 1123. Our Item 1122 reports will use the minimum serving criteria in Item 1122(d).

Signatures

Comment:

45.	Please also provide signatures for the guarantor when you register the guaranties.

Response:

The TERI guaranties do not need to be registered. Please see our response to Comment number 6, above.

Further to conversations with the Staff, we are providing an explanation as to revisions made to the fee table on page S-12 of the form of prospectus supplement. The sponsor believes that a breakdown of fees for each of the owner trustee, indenture trustee, grantor trustee and paying agent are not required by Regulation AB or the Release. These are administrative parties that perform ministerial functions for the securitization trust. The sponsor has not provided separate fee information for each of these administrative parties in any prior transactions and in discussions with underwriters and rating agencies, the sponsor believes that the information provided as to the total aggregate amount of these fees is the only material information for investors. The fees payable to each of these administrative parties under their various agreements can vary according to a variety of circumstances. For example, the trustees are paid certain fees based on the number of investments or funds transfers they are required to make for the securitization trust. These fees are difficult to estimate for any one administrative party but can be reasonably estimated as an aggregate maximum total for all of the administrative parties.

This aggregate fee information is used in structuring the cash flows and determining the pricing of the securities and the ratings for the securities by the rating agencies. The amount of fees paid to each administrative party is minimal in the context of the cash flow generated from the securitized assets and the source of funds and distribution priority are the same.

Please contact Tristan W. Fleming at (212) 912-8304 or the undersigned at (212) 912-7439 with any other questions.

Sincerely yours, /s/ Lauris G. L. Rall
Lauris G. L. Rall
Thacher Proffitt & Wood LLP

cc: Rolaine Bancroft